Contact

www.linkedin.com/in/peter-capuciati-9625b4206 (LinkedIn)

Peter Capuciati

Chairman & CEO at Bluon, Inc.

Laguna Beach, California, United States

Experience

Bluon

Founder + Chief Executive Officer

May 2014 - Present (9 years 2 months)

Irvine, California, United States

As Chairman and CEO, Peter is responsible for the overall vision and business strategy of Bluon. Peter’s unique “bi-lingual” background, as a nuclear physicist from Columbia University and a seasoned entrepreneur with decades of experience navigating over $20B in deals, gives him a truly unique perspective to fully understand both the technical and business sides of the company.

Bionatus, LLC

Founder and CEO

June 2016 - Present (7 years 1 month)

Irvine, California, United States

Peter is the CEO and founder of Bionatus LLC. Peter and his partners founded Bionatus LLC as an innovative venture studio, before the term venture studio was created. Bionatus is a unique investment holding company which provides management and shared services to its portfolio entities.

Savills North America

24 years 2 months

Executive Vice President

August 1991 - September 2015 (24 years 2 months)

New York, United States

Founded the Corporate Services Group at Studley (Now Savills)

Exec Vice President

June 1992 - June 2014 (22 years 1 month)

New York, New York, United States

Peter founded and created Studley's (now Savill's) Corporate Services Group "CSG" which effectively changed the way in which commercial real estate tenant rep consultants added value to large Fortune 500 companies. CSG provided a comprehensive approach to site selection, design + development,

innovative financing and unique, special purpose deal structures to materially decrease overall occupancy expense and the resulting impact to key financial metrics.

Education

Columbia University in the City of New York

Bachelor of Applied Science - BASc, Engineering Physics/Applied Physics · (September 1988 - June 1992)